Exhibit 99.1

Polestar publishes Q2 2024 results: 82% growth in global deliveries

•	13,150 cars delivered in Q2 2024, up 82% compared to Q1 2024

•	30% improvement in inventory turnover driving working capital reduction with positive impact on cash flow

•	Secured up to USD 300 million in additional external funding in August

GOTHENBURG, SWEDEN – 29 August 2024. Polestar (Nasdaq: PSNY), reports its preliminary unaudited financial and operational results for the second quarter ended June 30, 2024.

Deliveries were 13,150 cars, an 82% increase compared to the first quarter, taking global deliveries for the first six months of the year to 20,371, with strong momentum especially in the USA, Sweden, Norway and Germany. At the same time, active management actions improved inventory turnover and reduced the number of cars in stock by approximately 30% when compared to Q4 2023. Cash and cash equivalents were USD 669 million as of June 30, 2024.

Recent developments:

•

Appointed Michael Lohscheller as Polestar CEO, effective October 1, 2024. Michael previously served as CEO of Opel, VinFast and Nikola and brings a wealth of expertise in the automotive industry, particularly in navigating competitive markets and scaling businesses.

•

Appointed Philipp Römers as Head of Design and Michael Manske as Head of Global Communications & PR. Phillip joins from AUDI AG where he was Head of Exterior Design, and Michael from Volkswagen Group where he held a variety of roles.

•	Commenced Polestar 4 SUV coupé deliveries in Europe. Initial vehicles delivered to customers in Germany, Norway, Sweden, Netherlands, Denmark and Belgium.

•	Started production of luxury SUV, Polestar 3 in South Carolina, USA. The first South Carolina-produced cars are being handed over to customers in the next few weeks.

•	Secured up to USD 300 million in external funding, in the form of a one-year revolving term loan facility and intended to be used for general corporate purposes.

•	Filed 2023 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission, and as a result, regained reporting compliance under Nasdaq Listing Rule 5250(c)(1).

Outlook

As previously reported, sales momentum seen in the second quarter had a positive impact on inventory levels and cash flow. Polestar remains confident of a stronger second half of the year, particularly in the fourth quarter as sales of the two premium SUVs build.

Conference call and upcoming events

Polestar management will hold a live audio webcast today 29 August 2024 at 08:00 US Eastern time (14:00 Central European Summer Time). The live audio webcast will be available at https://https://investors.polestar.com/events/event-details/q224-results-webcast.

Following the completion of the call, a replay will be available at https://investors.polestar.com/.

Key financial highlights

The below table summarises key preliminary unaudited financial results for the six months ended June 30, 2024.

(in millions of U.S. dollars)

(unaudited)

	For the six months ended June 30,
	2024	2023	% Change
		(Restated)
Revenue	918.0	1,237.6	(26)
Cost of sales	(947.1)	(1,216.0)	(22)
Gross (loss) profit	(29.1)	21.6	n/m
Gross margin (%)	(3.2)	1.7	n/m
Selling, general and administrative expense	(437.8)	(474.6)	(8)
Research and development expense	(23.3)	(83.1)	(72)
Other operating income, net	24.0	38.6	(38)
Operating loss	(466.2)	(497.5)	(6)

•	Revenue decreased by USD 319.6 million or 26%, mainly due to lower global vehicle sales and higher discounts in a competitive market.

•

Gross result decreased by USD 50.7 million to a gross loss of USD 29.1 million with lower vehicle sales and higher discounts. Cost of sales was also impacted as IP related to the Polestar 2 previously depreciated into research and development expense is now capitalized into inventory and released into cost of sales upon inventory sale.

•

Selling, general and administrative expense decreased by USD 36.8 million, or 8%, with management actions offsetting costs for promotional activities related to commercial campaigns and events for Polestar 3 and Polestar 4 global launches.

•

Research and development expense decreased by USD 59.7 million or 72% to USD 23.3 million mainly driven by increased capitalization for future car models and Polestar 2 IP amortization now being capitalized in inventory.

•	Other operating income decreased by USD 14.5 million or 38% .

•	Operating loss decreased by USD 31.2 million or 6%, with lower revenue offset by cost management actions.

Key financial highlights

The below table summarises key preliminary unaudited financial results for the three months ended June 30, 2024.

(in millions of U.S. dollars)

(unaudited)

	For the three months ended June 30,
	2024	2023	% Change
		(Restated)
Revenue	574.9	693.3	(17)
Cost of sales	(579.1)	(692.4)	(16)
Gross (loss) profit	(4.2)	0.9	n/m
Gross margin (%)	(0.7)	0.1	n/m
Selling, general and administrative expense	(225.8)	(258.9)	(13)
Research and development expense	(11.6)	(47.3)	(76)
Other operating (expense) income, net	(0.7)	31.7	n/m
Operating loss	(242.3)	(273.6)	(12)

•	Revenue decreased by USD 118.4 million or 17% due to lower global volumes and higher discounts.

•

Gross result decreased by USD 5.1 million, with an impact of lower global volumes and higher discounts partially offset by positive impact of impairment release and some normalisation of revenue recognition on sales of cars to China JV.

•	Selling, general and administrative expenses were down USD 33.1 million or 13% with cost management actions.

•

Research and development decreased by USD 35.7 million or 76% mainly due to higher capitalization of internal development program expenditures and Polestar 2 IP amortization now being capitalized in inventory.

•	Other operating income decreased by USD 32.4 million, primarily due to foreign exchange effects.

•	Operating loss decreased by USD 31.3 million or 12%.

Cash flow highlights

The below table summarises preliminary cash flow for the six months ended June 30, 2024.

(in millions of U.S. dollars)

(unaudited)

For the six months ended June 30,
2024
Beginning cash	768.9
Operating	(166.1)
Investing	(354.3)
Financing	440.8
Effect of foreign exchange rate changes on cash and cash equivalents	(20.4)
Ending cash	668.9

•	Operating cash outflow of USD 166.1 million, less than the operating loss, as improved working capital mainly due to inventory management actions primarily seen in the second quarter.

•

Investing cash outflow of USD 354.3 million, predominantly driven by intellectual property investments related to the Polestar 3, Polestar 4 and Polestar 5 as well as USD 34.3 million capital injection into China JV.

•	Financing cash inflow of USD 440.8 million, with proceeds from USD 950 million club loan facility, partially offset by principal repayments on borrowings and trade financing facilities.

Preliminary key operational highlights

The below table summarises key preliminary operational results as of and for the six months ended June 30, 2024:

	For the six months ended June 30,		% Change
	2024	2023
Global volumes[1]	20,371	27,868	(27)
– including external vehicles with repurchase obligations	978	1,229	(20)
– including internal vehicles	907	516	76

	For the six months ended June 30,		Change
	2024	2023
Markets[2]	27	27	0
Locations[3]	189	150	39
Service points[4]	1,163	1,129	34

(1)

Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

(2)	Represents the markets in which Polestar operates.
(3)	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
(4)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

•

Global volumes decreased 7,497 to 20,371 cars, with the decline predominantly driven by the absence of Hertz sales. Sales mix improved towards Retail sales versus fleet sales, and Polestar 2 MY23 was sold out.

•	Polestar now has 189 locations and 1,163 service points across its markets, up 39 and 34, respectively, when compared to the three months ended June 30, 2024.

End.

Contacts

Bojana Flint

Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate & Financial Communications

theo.kjellberg@polestar.com

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published in this press release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar’s Annual Reports on Form 20-F.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (24) the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors; and (25) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Appendix A

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Loss

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2024	2023
		(Restated)
Revenue	917,993	1,237,635
Cost of sales	(947,094)	(1,216,020)

Gross (loss) profit	(29 101)	21,615

Selling, general and administrative expense	(437,839)	(474,607)
Research and development expense	(23,345)	(83,050)
Other operating income, net	24,034	38,559

Operating loss	(466 251)	(497,483)

Finance income	5,606	12,489
Finance expense	(201,427)	(92,656)
Fair value change - Earn-out rights	139,638	232,995
Fair value change - Class C Shares	2,500	10,750
Share of losses in associates	(4,350)	—

Loss before income taxes	(524,285)	(333,905)

Income tax expense	(17,003)	(6,925)

Net loss	(541,288)	(340,830)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	As of June 30, 2024	As of December, 31, 2023
Assets
Total non-current assets	1,991,711	1,850,194

Current assets
Cash and cash equivalents[1]	668,911	768,927
Other current assets	1,171,629	1,502,183

Total current assets	1,840,540	2,271,110

Total assets	3,832,251	4,121,304

Total equity	1,821,318	1,262,299

Liabilities
Total non-current liabilities	(2,611,599)	(1,863,313)

Total current liabilities	(3,041,970)	(3,520,290)

Total liabilities	(5,653,569)	(5,383,603)

Total equity and liabilities	(3,832,251)	(4,121,304)

(1)	Excludes restricted cash

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2024	2023
		(Restated)
Cash used for operating activities	(166,119)	(660,242)

Cash used for investing activities	(354,337)	(279,168)

Cash provided by financing activities	440,827	1,061,440

Effect of foreign exchange rate changes on cash and cash	(20,387)	(38,495)

Net (decrease) increase in cash and cash equivalents	(100,016)	83,535

Cash and cash equivalents at the beginning of the period	768,927	973,877

Cash and cash equivalents at the end of the period	668,911	1,057,412

Appendix B

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period on period comparisons.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted EBITDA

Adjusted EBITDA is calculated as listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization, subtracted from net loss. This measure is reviewed by management and is relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s recurring core business operations.

Free Cash Flow

Free cash flow is calculated by subtracting cash flows used for property, plant and equipment and intangible assets from cash used for operating activities. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

(in millions of U.S. dollars)	For the six months ended June 30,
	2024	2023
		(Restated)
Net loss	(541,288)	(340,830)

Fair value change - Earn-out rights	(139,638)	(232,995)

Fair value change - Class C Shares	(2,500)	(10,750)

Interest income	(5,606)	(12,489)

Interest expense	162,536	73,356

Income tax expense	17,003	6,925

Depreciation and amortization expense	18,847	53,204

Adjusted EBITDA (non-GAAP)	(490,646)	(463,579)

Adjusted Net Loss

(in millions of U.S. dollars)	For the six months ended June 30,
	2024	2023
		(Restated)
Net loss	(541,288)	(340,830)

Fair value change - Earn-out rights	(139,638)	(232,995)

Fair value change - Class C Shares	(2,500)	(10,750)

Adjusted net loss (non-GAAP)	(683,426)	(584,575)

Free cash flow

(in millions of U.S. dollars)	For the six months ended June 30,
	2024	2023
		(Restated)
Net cash used for operating activities	(166,119)	(660,242)

Additions to property, plant, and equipment	(83,137)	(42,948)

Additions to intangible assets	(236,935)	(237,930)

Free cash flow (non-GAAP)	(486,191)	(941,120)